UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INSTRUCTURE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45781U103

(CUSIP Number)

December 31, 2016

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45781U103		13G/A

1.	Name of Reporting Person OpenView Management, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,585,144

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,585,144

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,585,144

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 16.2%

12.	Type of Reporting Person OO

1.	Name of Reporting Person Scott M. Maxwell

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,585,144

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,585,144

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,585,144

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 16.2%

12.	Type of Reporting Person IN

1.	Name of Reporting Person OpenView Affiliates Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 107,669

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 107,669

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 107,669

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person PN

1.	Name of Reporting Person OpenView Affiliates Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 162,231

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 162,231

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,231

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person PN

1.	Name of Reporting Person OpenView Venture Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,184,903

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,184,903

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,184,903

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person PN

1.	Name of Reporting Person OpenView Venture Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,130,341

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,130,341

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,130,341

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.5%

12.	Type of Reporting Person PN

Item 1(a)	Name of Issuer Instructure, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices 6330 South 3000 East, Suite 700 Salt Lake City, UT 84121

Item 2(a)

Name of Person Filing
This statement is being filed by the following persons with respect to the shares (the “Shares”) of common stock (“Common Stock”) of the Issuer directly owned by OpenView Affiliates Fund II, L.P. (“OAF II LP”), OpenView Affiliates Fund, L.P. (“OAF LP”), OpenView Venture Partners II, L.P. (“OVP II LP”) and OpenView Venture Partners, L.P. (“OVP LP” and, collectively, the “Funds”).

(a)           OpenView Management, LLC (“OVM LLC”), which is the general partner of OpenView General Partner II, L.P. (“OGP II LP”), which is the general partner of OAF II LP and OVP II LP.  OVM LLC is also the general partner of OpenView General Partner, L.P. (“OGP LP”), which is the general partner of OAF LP and OVP LP.

(b)          Scott M. Maxwell is the sole manager of OVM LLC.

(c)           OAF II LP, which directly owns 107,669 shares;

(d)          OAF LP, which directly owns 162,231 shares;

(e)           OVP II LP, which directly owns 2,184,903 shares;

(f)           OVP LP, which directly owns 2,130,341 shares;

OVM LLC, Scott M. Maxwell and the Funds are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office 303 Congress Street, 7th Floor Boston, MA 02210
Item 2(c)	Citizenship
	OVM LLC	Delaware
	Scott M. Maxwell	United States of America
	OAF II LP	Delaware
	OAF LP	Delaware
	OVP II LP	Delaware
	OVP LP	Delaware
Item 2(d)	Title of Class of Securities Common Stock, $0.0001 par value
Item 2(e)	CUSIP Number 45781U103

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4	Ownership
For OVM LLC:
	(a)	Amount beneficially owned: 4,585,144 shares of Common Stock
	(b)	Percent of class: 16.2%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 4,585,144
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 4,585,144

For Scott M. Maxwell:
	(a)	Amount beneficially owned: 4,585,144 shares of Common Stock
	(b)	Percent of class: 16.2%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 4,585,144
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 4,585,144

For OAF II LP:
	(a)	Amount beneficially owned: 107,669 shares of Common Stock
	(b)	Percent of class: 0.4%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 107,669
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 107,669

For OAF LP:
(a)	Amount beneficially owned: 162,231 shares of Common Stock
(b)	Percent of class: 0.6%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 162,231
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 162,231

For OVP II LP:
(a)	Amount beneficially owned: 2,184,903 shares of Common Stock
(b)	Percent of class: 7.8%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 2,184,903
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 2,184,903

For OVP LP:
(a) Amount beneficially owned: 2,130,341 shares of Common Stock
(b) Percent of class: 7.5%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,130,341
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 2,130,341

Item 5	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not applicable.

Item 9	Notice of Dissolution of Group
Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 1, 2017

SCOTT M. MAXWELL

/s/ Rufus C. King
By: Rufus C. King, Attorney-in-Fact

OPENVIEW MANAGEMENT, LLC

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW AFFILIATES FUND II, L.P.

By: OpenView General Partner II, L.P., general partner
By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW AFFILIATES FUND, L.P.

By: OpenView General Partner, L.P., general partner
By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW VENTURE PARTNERS, L.P.

By: OpenView General Partner, L.P., general partner
By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW VENTURE PARTNERS II, L.P.

By: OpenView General Partner II, L.P., general partner
By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

CUSIP No. 45781U103

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Instructure, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 1st day of February, 2017.

SCOTT M. MAXWELL

/s/ Rufus C. King
By: Rufus C. King, Attorney-in-Fact

OPENVIEW MANAGEMENT, LLC

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW AFFILIATES FUND II, L.P.

By: OpenView General Partner II, L.P., general partner
By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW AFFILIATES FUND, L.P.

By: OpenView General Partner, L.P., general partner
By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW VENTURE PARTNERS, L.P.

By: OpenView General Partner, L.P., general partner
By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW VENTURE PARTNERS II, L.P.

By: OpenView General Partner II, L.P., general partner
By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact